SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
________________

Pages
Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS:

Statements of net assets available for benefits as of December 31, 2009 and December 31, 2008	1

Statement of changes in net assets available for benefits for the year ended December 31, 2009	2

Notes to financial statements	3-12

SUPPLEMENTAL SCHEDULES:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14-15

Exhibits to Annual Report on Form 11-K	16

Signatures	17

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Modine Manufacturing Company Advisory Committee
  for Modine 401(k) Plans and Plan participants of the
  Modine 401(k) Retirement Plan for Salaried Employees
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2010

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and December 31, 2008

	2009	2008
ASSETS

Investments, at fair value (Note 3)
Participant-directed investments	$115,153,085	$84,298,154
Participant loans	655,738	432,941
Total investments	115,808,823	84,731,095

Cash	50	482

Receivables:
Employer contribution	3,460,172	1,412,266
Participant contribution	138,741	-
Accrued interest and dividends	56,385	58,799
Total receivables	3,655,298	1,471,065

Total assets	119,464,171	86,202,642

LIABILITIES

Accrued expenses	14,505	14,279

Net assets reflecting all investments at fair value	119,449,666	86,188,363

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	105,672	738,374

Net assets available for benefits	$119,555,338	$86,926,737

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2009

Additions:
Investment income
Gain from Master Trust (Note 3)	$16,042,427
Net appreciation in fair value of investments (Note 3)	16,720,849
Interest	337,525
Dividends	1,111,305
Total investment income	34,212,106
Contributions:
Participant	4,789,535
Employer	3,460,172
Rollover contributions	50,471
Total contributions	8,300,178

Total additions	42,512,284
Deductions:
Distributions to participants	9,663,369
Administrative expenses	218,857
Total deductions	9,882,226
Net increase before transfers	32,630,058
Transfers to other Plan (Note 8)	(1,457)
Net increase in net assets available for benefits	32,628,601
Net assets available for benefits:
Beginning of year	86,926,737
End of year	$119,555,338

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

1.	Description of Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees (“the Plan”) provides only general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.	General

The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries (the “Company” or “Modine”), who have one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan.  Participants direct investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several investment alternatives.  Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits.  Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company made matching contributions equal to 50% of Participant contributions which did not exceed 5% of total compensation.  The Company has the discretion to make an additional contribution and match all or any portion of the Participant’s contribution.  During 2009, the Company contributed $1,217,680 in matching contributions. The matching and discretionary contributions, if any, are invested based on the Participants’ investment elections for Participant contributions.

In addition, the Company makes a separate, discretionary contribution annually to the Plan for all salaried employees. The contribution is invested in the same funds in the same proportion as the employee’s contributions.  If the employee is not contributing to the Plan, the fund is invested in the Target Date Retirement fund most closely tied to the participant’s 65th birthday. During 2009, the Company contributed $2,242,492 in discretionary contributions, which was equal to 4% of eligible employee compensation.

Participant and Company contributions are subject to certain statutory limitations.

C.	Participant Accounts

Each Participant account is credited with the Participant’s contributions and allocations of the Company’s matching contribution, the Company’s discretionary contribution, and Plan earnings.  Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan.  The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

D.	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company’s contributions.  Participants with an employment commencement date subsequent to December 31, 2000 will vest in the Company’s contributions after three years of service.  All Thermacore, Inc. employees who were employed on or before December 31, 2001 were 100% vested in their Matching Account prior to the sale of Thermacore, Inc. on May 1, 2008.  A year of vesting credit is granted each anniversary of the employee’s hire date.

E.	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 or 50 percent of their vested account balances, whichever is less.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%.  All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.  Effective January 1, 2007, the loan policy was changed to impose a 12 month waiting period following loan repayment, increase the loan origination fee and increase the interest rate to Prime rate plus 2% for general purpose loans and a 15-year mortgage rate for home loans.

F.	Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum; provided, however, that the timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G.	Withdrawals

The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

H.	Forfeited Accounts

Forfeited nonvested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce the Employer Matching Contributions.  During the Plan year 2009, forfeitures of $103,319 were used to reduce Employer Matching Contributions. At December 31, 2009 and 2008, there were forfeitures in the amount of $156,829 and $70,003, respectively, available to offset future contributions to the Plan.

I.	Administrative Expenses

Most expenses of administering the Plan are borne by the Plan.

NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

J.	Trustee

As of December 31, 2009 and 2008, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company N.A. (the “Trustee”), Milwaukee, Wisconsin.

2.	Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

B.	Effect of Newly Issued But Not Yet Effective Accounting Standards

In January 2010, the Financial Accounting Standards Board amended disclosure requirements regarding fair value measurements, both expanding upon required disclosures and clarifying existing disclosure requirements.  These new disclosures and clarifications of existing disclosures are generally effective for the Plan beginning with the 2010 plan year; however, certain of the additional disclosures are not effective until the Plan year ended December 31, 2011.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

C.	Modine Manufacturing Company Stock Master Trust

A portion of the Plan’s investments are in the Modine Manufacturing Company Stock Master Trust Fund (“Master Trust”) which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by Modine Manufacturing Company.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the Trustee. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interests in each of the underlying participant-directed investments.

D.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

D.	Investment Valuation and Income Recognition, continued

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.

Modine common stock and mutual funds:  The fair values of mutual fund investments and Modine common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objective of the collective trust classified as fixed income is to achieve investment returns primarily from capital appreciation and secondarily from income.  The fixed income collective trust may invest in money market deposit accounts, stable principal funds, domestic and international bond funds, small, mid and large capitalization domestic stock funds and international stock funds.  The investment objectives of the collective trusts classified as equity funds are to achieve a blended investment return from income and capital appreciation. The equity fund collective trusts will allocate between 30% and 70% of their assets to equity securities and may invest in money market deposit accounts, stable principal funds, domestic and international bond funds, small, mid and large capitalization domestic stock funds and international stock funds. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value fund:  The fair value of the interest in the stable value fund is based upon the net asset value of the fund, after an adjustment from fair value to contract value for all direct and indirect interests in fully benefit-responsive investment contracts, as reported by the fund managers (level 2 inputs).  The investment objective of the fund is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The fund invests mainly in traditional and synthetic guaranteed investment contracts. The stable value fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.  The investment strategy of the collective trust classified as fixed income is to achieve investment returns primarily from capital appreciation and secondarily from income.  The investment strategies of the collective trusts classified as equity funds are to achieve total investment returns from income and capital appreciation.

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

D.	Investment Valuation and Income Recognition, continued

Money market deposit accounts:  Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)

Investments (other than interest in master trust and participant loans)

Mutual Funds
Life Cycle	$4,359,629
Fixed Income	7,289,302
Equity	44,517,949
International	8,722,262
Collective Trust Funds
Fixed Income		$18,941,059
Equity		8,950,756

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

D.	Investment Valuation and Income Recognition, continued

	Fair Value Measurements at December 31, 2008 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments (other than interest in master trust and participant loans)	$48,905,528	$26,419,584

E.	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in the Marshall & Ilsley Stable Principal Value Fund.

F.	Risks and Uncertainties

The Plan and Master Trust invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

G.	Master Trust Investment

Investment in the Master Trust, consisting primarily of Modine Common Stock with a small amount in money market investments, is valued at this Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the fund’s total fair value by the outstanding number of Participant units.  The units are updated daily based upon Participant activity.  The number of units and fair value of the Master Trust held by the Plan is as follows:

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

G.	Master Trust Investment, continued

	December 31, 2009	December 31, 2008
Units	1,499,278	1,374,027
Fair Value	$22,372,128	$8,973,042

H.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

I.	Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

J.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

3.	Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2009		December 31, 2008
M&I Stable Principal Fund (Contract values: 2009 - $13,757,436 / 2008 - $14,585,128)	$13,651,764		$13,846,754
M&I Diversified Income Fund	5,289,295	*	4,937,361
Vanguard Institutional Index Fund	12,592,344		10,332,487
Dodge & Cox Stock Fund	6,284,665		5,415,223
Wells Fargo Small Cap Value Fund	10,245,359		7,027,640
Fidelity Advisor Diversified Intl Fnd #734	6,827,667		6,168,102
American Funds Growth Fund of America	5,985,994		5,098,112
Pimco Total Return Fund	6,010,036		4,281,894	*
Modine Manufacturing Company Stock Master Trust Fund	22,372,128		8,973,042

* Did not meet the 5% threshold, however, is presented for comparative purposes.

NOTES TO FINANCIAL STATEMENTS, continued

3.	Investments, continued

During 2009, the Plan’s investments held outside of the Master Trust appreciated in value by $16,720,849 as follows:

Collective trust funds	$2,897,423
Mutual Funds	13,823,426
$16,720,849

The Plan’s net investment gain from the Master Trust during 2009 was $16,042,427.

4.	Master Trust Information

The Plan’s allocated share of the Master Trust’s net assets at December 31, 2009 and 2008 is as follows:

	Plan’s Share of Master Trust’s Net Assets
	2009	2008
Modine Manufacturing Company Stock Master Trust Fund	60.47%	59.62%

The following net assets are held in the Master Trust at December 31, 2009 and December 31, 2008:

	2009	2008
Investments at fair value
Modine Common Stock	$35,385,166	$13,508,148
Money market deposit accounts	1,514,376	1,646,552
Receivables (payables), net	260	2,922
Due from (to) broker	100,259	(90,391)
Net Assets	$37,000,061	$15,067,231

Investment income for the Master Trust for the year ended December 31, 2009 is as follows:

Net appreciation in fair value of Modine Common Stock	$22,365,198
Interest	9,491
Dividends on Modine Common Stock	-
Total	$25,374,689

NOTES TO FINANCIAL STATEMENTS, continued

4.	Master Trust Information, continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments
Company common stock	$35,385,166
Money market deposit account		$1,514,376
	Fair Value Measurements at December 31, 2008 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investments	$13,508,148	$1,646,552

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan.  All Participants would become 100% vested upon Plan termination.

The Plan incurred a partial termination due to 20% or greater reduction in plan participation during 2008 and 2009. Upon the partial termination, the Plan fully vested the employer contribution and discretionary contribution accounts of those active participants whose employment was terminated in conjunction with these layoffs. If a participant was already fully vested when his/her employment terminated, no additional action was implemented.

NOTES TO FINANCIAL STATEMENTS, continued

6.	Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code (“the Code”) and, as such, is not subject to Federal income taxes.  The Plan obtained its latest determination letter dated August 12, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code.

7.	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  At December 31, 2009 and 2008, the Plan held units of a master trust and collective trust funds trusteed by or managed by Marshall & Ilsley Trust Company N.A.  Marshall & Ilsley Trust Company N.A. is the Plan Trustee and trustee of the Master Trust; therefore, these investments and transactions therein are considered party-in-interest.

The Plan holds units in the Master Trust, which holds underlying assets including Modine Manufacturing Company stock. Modine Manufacturing Company is the plan sponsor; therefore, these investments and transactions therein are considered party-in-interest.  See Note 4 for the dollar value of Modine Manufacturing Company stock owned by the Master Trust and the Plan’s share of the Master Trust assets. Dividends of $0 were paid on these shares during the year ended December 31, 2009.

Participants are also allowed to take loans from their accounts in the Plan.  These loans also qualify as party-in-interest investments and totaled $655,738 and $432,941 at December 31, 2009 and 2008, respectively.

Professional fees for the administration and audit of the Plan for 2009 of $218,857 were paid by the Plan, including fees for investment services, audit services, loans, attorneys and certain other administrative expenses.  These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.	Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees. Transfers reflected in the statement of changes in net assets available for benefits resulted from these types of transfers.

SUPPLEMENTAL SCHEDULES

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2009

Plan sponsor: Modine Manufacturing Company
EIN:  39-0482000
Plan number:  024

Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$1,114

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

		Collective Trust Funds
*	Marshall & Ilsley Trust Company, N.A.	Stable Principal Fund	**	$13,757,436
*	Marshall & Ilsley Trust Company, N.A.	Diversified Income Fund	**	5,289,295
*	Marshall & Ilsley Trust Company, N.A.	Growth Balanced Fund	**	4,455,303
*	Marshall & Ilsley Trust Company, N.A.	Diversified Stock Fund	**	4,495,453

		Mutual Funds
	The Vanguard Group, Inc.	Vanguard Institutional Index	**	12,592,344
	Dodge and Cox	Dodge & Cox Stock	**	6,284,665
	Goldman Sachs Asset Management	Goldman Sachs Mid Cap	**	4,988,028
	Wells Fargo Investments	Small Cap Value Fund	**	10,245,359
	PIMCO	Pimco Total Return Fd	**	6,010,036
	The Vanguard Group, Inc.	Vanguard Small Cap Index	**	749,208
	Munder Capital Management	Munder Mid Cap Core	**	3,142,661
	The Vanguard Group, Inc.	Vanguard Mid Cap Index	**	529,690
	Dimensional Fund Advisors LP	DFA International Value	**	1,426,730
	The Vanguard Group, Inc.	Vanguard Developed Mkt Ind	**	467,865
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	**	840,428
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	**	203,942
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	**	467,001

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR), CONTINUED
December 31, 2009

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	**	$564,785
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	**	91,010
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	**	318,464
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	**	437,410
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	**	552,557
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	**	785,897
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	**	98,135
	The Vanguard Group, Inc.	Vanguard Inter Term BD	**	1,279,266
	Fidelity Investments	Fidelity Advisor Div Intl Fund # 734	**	6,827,667
	American Funds, Inc.	Amer. Growth Fund 2505	**	5,985,994
		Other
*	Marshall & Ilsley Trust Company, N.A.	Modine Manufacturing Company Stock Master Trust Fund (Common Stock and Marshall Money Market Deposit Account)	**	22,372,128

*	Participant Loans	5.25 - 10.25% interest rate, various maturity dates through April 1, 2016		655,738

				$115,914,495

 * Represents party in interest to the Plan.
** Investments are Participant directed; cost not required to be disclosed.

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K.  Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

June 25, 2010	/s/ Michael B. Lucareli
Date	Michael B. Lucareli